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                              March 29, 2024

       Richard Stockton
       Chief Executive Officer
       Braemar Hotels & Resorts Inc.
       14185 Dallas Parkway
       Suite 1200
       Dallas, Texas

                                                        Re: Braemar Hotels &
Resorts Inc.
                                                            DEF 14A filed March
28, 2024
                                                            File No. 001-35972

       Dear Richard Stockton:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       DEF 14A filed March 28, 2024

       General

   1. We note that on March 28, 2024, the Company filed a definitive proxy statement on
                                                        Schedule 14A using the
EDGAR tag    DEF 14A.    As discussed with counsel, please
                                                        promptly re-file such
proxy statement in preliminary form, using the correct    PREC14A
                                                        EDGAR tag, in light of
the preliminary proxy statement filed by Blackwells Capital LLC et al. (collectively,
 Blackwells   ) on March 22, 2024, which proxy statement and related
                                                        activity by Blackwells
constitutes a "solicitation in opposition," as defined in Note 3 to paragraph (a) of
Exchange Act Rule 14a-6. Please include in the Company   s proxy
                                                        statement the
disclosure specified in Items 4(b) and 5(b) of Schedule 14A. In addition, please confirm that,
pursuant to Rule 14a-6(a), the PREC14A filing will precede the filing of a definitive proxy
statement by at least 10 calendar days. Finally, please confirm that no proxies will be
solicited or accepted from shareholders in connection with the DEF 14A filing of March 28.
 Richard Stockton
Braemar Hotels & Resorts Inc.
March 29, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-
551-8094.



FirstName LastNameRichard Stockton                          Sincerely,
Comapany NameBraemar Hotels & Resorts Inc.
                                                            Division of
Corporation Finance
March 29, 2024 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName